1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports First Quarter EPS of NT$1.10
Hsin-Chu, Taiwan, R.O.C., April 29, 2008 — TSMC today announced consolidated revenue of NT$87.5 billion, net income of NT$28.14 billion, and diluted earnings per share of NT$1.10 (US$0.17 per ADS unit) for the first quarter ended March 31, 2008.
Year-over-year, first quarter revenue increased 34.8% while net income and diluted EPS increased 49.4% and 54%, respectively. On a sequential basis, first quarter results represent a 6.8% decrease in revenue, a decrease of 18.4% in net income, and a decrease of 16.4% in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
First quarter business followed a normal seasonal pattern, but revenue and margins were negatively impacted by the strength of the NT dollar. The 2.6% average appreciation of the NT dollar reduced revenue by 2.6% and reduced gross margin by 1 percentage point. The resulting gross margin was 43.7%, operating margin was 33.3%, and net margin was 32.2%.
Advanced process technologies (0.13-micron and below) accounted for 63% of wafer revenues with 90-nanometer process technology accounting for 28% and 65-nanometer reaching 15% of total wafer sales.
“First quarter was a good quarter. The results were in line with guidance, in spite of the higher than forecast appreciation of the NT dollars against the US dollars. In addition, we began implementing a new ROC accounting rule which requires the expensing of employee profit sharing, ” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management’s expectations for second quarter 2008 performance are as follows”:
•	Revenue is expected to be between NT$87 billion and NT$89 billion;

•	Gross profit margin is expected to be between 43% and 45%;

•	Operating profit margin is expected to be between 32% and 34%.
#     #     #

TSMC’s 2008 first quarter consolidated results :

(Unit: NT$ million, except for EPS)
	1Q08	1Q07	YoY	4Q07		QoQ
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	87,480	64,897	34.8	93,860		(6.8)
Gross profit	38,239	24,610	55.4	44,836		(14.7)
Income from operations	29,123	17,877	62.9	36,758		(20.8)
Income before tax	31,572	20,068	57.3	39,332		(19.7)
Net income	28,143	18,839	49.4	34,485		(18.4)
EPS(NT$)	1.10 **	0.71 ***	54.0	1.31	****	(16.4)

*	2008 firth quarter figures have not been approved by Board of Directors

**	Based on 25,610 million weighted average outstanding shares

***	Based on 26,406 million weighted average outstanding shares

****	Based on 26,243 million weighted average outstanding shares

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
Vice President and CFO	Deputy Director, PR	Technical Manager, TSMC	Senior Administrator, TSMC
Tel: 886-3-566-4602	Department, TSMC	Tel: 886-3-505-5038	Tel: 886-3-505-6216
	Tel: 886-3-505-5028	Mobile: 886-911-258751	Mobile: 886-926-026632
	Mobile: 886-928-882607	Fax: 886-3-567-0121	Fax: 886-3-567-0121
	Fax: 886-3-567-0121	E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com
E-Mail: jhtzeng@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 29, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer